U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                              SKECHERS U.S.A., INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


(CtW Investment Group logo) CtW Investment Group @CtWInvGrp May 7
                            Skechers investors urged by activist shareholder firm to remake board LA Times fw.to/O3cvYpS #corpgov #diversity

[The May 7, 2014 Los Angeles Time article cited in the link in this tweet, entitled "Skechers investors urged by activist shareholder firm to remake board," is available at http://latimes.com/business/la-fi-mo-skechers-investors-activist-board-20140507-story.html]


(CtW Investment Group logo) CtW Investment Group @CtWInvGrp May 7
                            CTG IG challenge re-election of #Skechers directors over #board #diversity and other #corpgov flaws @2020WOB ow ly/wCDnG

[The statement in the link in this tweet is available at http:// www.sec.gov/Archives/edgar/data/1065837/000137773914000025/skxletter.txt]

(CtW Investment Group logo) CtW Investment Group @CtWInvGrp 18 h
                            Skechers' Board Nominations Slammed As Shady http://www.buzzfeed.com/sapna/skechers-board-nominaitons-slammed-as-shady . . . via @sapnam @buzzfeed #corpgov